

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 19, 2021

Peter A. Smith
President and Chief Executive Officer
Aviat Networks, Inc.
200 Parker Drive, Suite C100A
Austin, Texas 78728

> **Re: Aviat Networks, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 13, 2021**
> **File No. 333-255206**

Dear Mr. Smith:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Jennifer Angelini at (202) 551-3047 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing

cc: Katherine Frank